EXHIBIT 12.1

	Ratio of Earnings to Fixed Charges (dollars in thousands, except ratio data)
	Nine months ended September 30,	Year ended December 31,
	2011	2010	2009	2008	2007
Earnings (Loss):
Earnings (loss) before provision for income taxes	$(300,084)	$(233,231)	$4,385	$(268,891)	$(284,371)
Fixed Charges	59,071	78,108	77,780	82,930	80,927

Total Earnings (Loss)	$(241,013)	$(155,123)	$82,165	$(185,961)	$(203,444)

Fixed Charges:
Interest expense on indebtedness (including amortization of debt expense and discount)	$45,559	$59,500	$58,424	$62,912	$60,716
Interest expense on portion of rent expense representative of interest	13,512	18,608	19,356	20,018	20,211

Total Fixed Charges	$59,071	$78,108	$77,780	$82,930	$80,927

Ratio of Earnings to Fixed Charges	—	—	1.06	—	—

Coverage deficiency (1) (2) (3)	$(300,084)	$(233,231)	$—	$(268,891)	$(284,371)

(1)	The Company’s Coverage deficiency for the nine months ended September 30, 2011 includes a $50,000 upfront license fee payment to FivePrime Therapeutics, Inc., which is reflected in research and development expenses in the consolidated statement of operations.
(2)	The Company’s Ratio of Earnings to Fixed Charges for 2009 includes a gain on extinguishment debt of $38,873, a gain on sale of an equity investment of $5,259 and reflects revenues received in connection with the delivery of raxibacumab to the Strategic National Stockpile. These amounts should not be considered indicative of the Company’s future performance.
(3)	The Company’s Coverage deficiency for 2008 includes a gain on the sale of an equity investment of $32,518 partially offset by a charge for an impaired investment of $6,284.